SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 ) 1

Liberty Tax, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

53128T102

(CUSIP Number)

J. Carlo Cannell

Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

(307) 733-2284

(Name, Address and Telephone Number of Person

to Receive Notices and Communications)

August 2, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 53128T102	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) J. Carlo Cannell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 1,871,068
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 1,871,068
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,871,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.34%*
14	TYPE OF REPORTING PERSON IN

*Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share (the “Shares”), outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. (the “Company”) on April 27, 2018, plus (i) 200,000 shares of Class A common stock convertible from Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

   As of August 2, 2018 (the “Reporting Date”), the Cuttyhunk Master Portfolio (“Cuttyhunk”), Tristan Partners, L.P. (“Tristan”), the Tristan Offshore Fund Ltd. (“Tristan Offshore”), Tonga Partners, L.P. (“Tonga”), a separately-managed account sub-advised by Mr. Cannell through Cannell Capital LLC (“Cannell SMA”),and collectively with Cuttyhunk, Tonga, Tristan, Tristan Offshore and Tonga, the “Investment Vehicles”), held in the aggregate 1,871,068 Shares.

CUSIP No. 53128T102	Page 3 of 7 Pages

   Cannell Capital LLC acts as the investment adviser to to Tonga, Tristan, Tristan Offshore, and the investor sub-advisor for Cuttyhunk. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Item 1. Security and Issuer
The title of the class of equity securities to which this Schedule 13D relates is the Common Stock Class A par value $0.01 per share of Liberty Tax, Inc., a Delaware corporation. The address of the principal executive offices of the Company is 1716 Corporate Landing Parkway, Virginia Beach, VA 23454.
Item 2. Identity and Background
a)

The name of the Reporting Person is J. Carlo Cannell (the “Reporting Person”).

The Reporting Person is the sole managing member of Cannell Capital LLC, an investment sub-advisor for the Cuttyhunk Master Portfolio and investment adviser to the following entities:

Tonga Partners, L.P.

Tristan Partners, L.P.

Tristan Offshore Fund, Ltd.

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b)	The principal business address of the Reporting Person is: 245 Meriwether Circle Alta, WY 83414
c)	The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.
d)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)

The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

The Cuttyhunk Master Portfolio: $1,525,671

Tonga Partners, L.P.: $6,169,872

Tristan Partners, L.P.: $7,875,749

Tristan Offshore Fund, Ltd.: $3,863,959

Cannell SMA: $640,500

The Investment Vehicles have invested an aggregate amount of approximately $ 20,075,751 in the Shares.

CUSIP No. 53128T102	Page 4 of 7 Pages

Item 4. Purpose of Transaction

Mr. Cannell, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each Investment Vehicle’s investment criteria. The Investment Vehicles acquired and continue to hold the Shares as a long-term investment.

On August 1, 2018, each of the Investment Vehicles entered into an assignment agreement (the “Assignment Agreement”) with Vintage Tributum LP (“Vintage”).The Assignment Agreement conveyed from Vintage to each of the Stockholders its right to purchase a designated number of shares of the Company from John A. Hewitt. The Stockholders exercised the right to purchase these shares with immediate effect, subject to delays customary for such private transactions. Previously, on July 19th, Mr. Hewitt had signed an agreement pledging to sell all of his shares of the Company to Vintage

Except as set forth above, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Mr. Cannell reserves the right to engage in any of the actions specified in Items 4(a) through 4(j) of the Schedule 13D general instructions.

Item 5. Interest in Securities of the Issuer

Based on information set forth in the Company’s Form DEF 14A as filed with the Securities and Exchange Commission on April 27, 2018, there were 14,023,020 fully diluted Class A Common Shares issued and outstanding as of April 23, 2018.

(a)  As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 1,871,068 Shares, or approximately 13.34% of the Shares deemed issued and outstanding as of the Reporting Date.

(b)  Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

(c)  The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles).

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cuttyhunk	08/02/2018	51,474	8.54	Buy
Tonga	08/02/2018	259,139	8.54	Buy
Tristan Offshore	08/02/2018	194,984	8.54	Buy
Tristan	08/02/2018	419,403	8.54	Buy
Cannell SMA	08/02/2018	75,000	8.54	Buy

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None
Item 7. Material to Be Filed as Exhibits
None

CUSIP No. 53128T102	Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 3, 2018

Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member

CUSIP No. 53128T102	Page 6 of 7 Pages

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment Vehicles (the “Covered Persons”) indicated below:

J. Carlo Cannell
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Cannell Capital LLC
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Tonga Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
The Cuttyhunk Master Portfolio
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Subadviser Investment Management Wyoming, United States (1)
Tristan Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Offshore Fund, Ltd.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser Investment Management Cayman Islands (2)

CUSIP No. 53128T102	Page 7 of 7 Pages

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D

1)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf each of them;
2)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  August 3, 2018

By: /s/ J. Carlo Cannell Name: J. Carlo Cannell
Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member